April 21, 2006

Via Facsimile (212) 403-2333 and U.S. Mail

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51  West 52nd Street
New York, NY  10019

Re:	Sybron Dental Specialties, Inc.
	Schedules TO-C filed April 12 and 21, 2006
	Schedule TO-T filed April 18, 2006, by Danaher Corporation
	   and Smile Acquisition Corp.
	SEC File No. 005-60091

Dear Mr. Norwitz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules TO-C filed April 12, 2006
1. We note in the joint press release dated April 12 (and in other documents relating to the tender offer in the above-mentioned filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-
A telephone interpretation M.2 available at www.sec.gov in the July
2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule TO-T

Item 3.  Identity and Background of Filing Person
3. With respect to your disclosure in this item please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the section of your offer document entitled "Information Concerning Danaher and the Purchaser."

Offer to Purchase

Terms of the Offer, page 2
4. We note in the third paragraph of this section that you have reserved the right to (i) terminate the offer if any condition has not been satisfied or (ii) waive any of the conditions to the offer
"at any time and from time to time." Defining the conditions as an ongoing right that may be asserted "at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
5. Disclose whether a subsequent offering period will be available.
Refer to Item 1004(a)(1)(iv) of Regulation M-A.

Acceptance for Payment and Payment, page 4
6. Please revise the language in the penultimate paragraph of page
4
that states that you will return untendered or unpurchased shares "as promptly as practicable" after the expiration of the offer to state that you will return such shares "promptly" as required by Rule 14e-
1(c).

Withdrawal Rights, page 7
7. Please revise the language in the second paragraph of this section to clarify the withdrawal rights that security holders will have if the events described herein occur.

Material U.S. Federal Income Tax Consequences, page 8
8. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.
9. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Information concerning Sybron, page 10
10. We note the disclosure that filings made by Sybron may be inspected and copied at our regional offices. Please note that our regional offices no longer provide such public reference services.

Source and Amount of Funds, page 22
11. We note that you expect to finance the purchase of the tendered securities by using funds from the issuance of commercial paper and other borrowings. Please provide the disclosure required by Item
1007(d) of Regulation M-A. Also, file the exhibits required by Item
1016(b) of Regulation M-A as necessary.

Conditions of the Offer, page 22
12. Given that you are not required to complete the offer unless you receive antitrust clearance from the U.S. and other foreign governments, describe the applicable waiting periods for any review undertaken by any government, list the foreign governmental agencies who may review your transaction, and disclose whether you have already commenced the process and when you expect it to be completed.
13. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Schedule TO-C filed April 21, 2006
14. Given that you have commenced your offer your filing should have been tagged, for Edgar purposes, as TO-T/A, not TO-C. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information
Analysis at (202) 772-9216.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
April 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE